Securities Act Registration No. 333-177169
Investment Company Act Registration No. 811-22612

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [   ]
[ ]	Pre-Effective Amendment No. __
[X]	Post-Effective Amendment No. 1

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [   ]
[X]	Amendment No. 3

(Check appropriate box or boxes.)

Wakefield Alternative Series Trust
(Exact Name of Registrant as Specified in Charter)

700 Seventeenth Street, Suite 2400
Denver, CO  80202
(Address of Principal Executive Offices)(Zip Code)

Registrant’s Telephone Number, including Area Code: (303) 226-1359

The Corporation Trust Company
Corporation Trust Center
1209 Orange Street
Wilmington, Delaware 19801

(Name and Address of Agent for Service)

With copy to:
JoAnn M. Strasser, Thompson Hine LLP
41 South High Street, 17th floor
Columbus, Ohio 43215

It is proposed that this filing will become effective immediately after filing pursuant to Rule 462(d).

Explanatory Note

This Post-Effective Amendment consists of the following:

1. Facing Sheet of the Registration Statement.
2. Part C to the Registration Statement (including signature page).
3. Exhibit (h)(iv) to Item 28 to the Registration Statement.
4. Exhibit (j)(ii) to Item 28 to the Registration Statement.

This Post-Effective Amendment is being filed solely for the purpose of amending Item 28, filing a Fund Service Agreement as Exhibit (h)(iv) to Item 28 and Consent of Thompson Hine LLP as Exhibit (j)(ii) to Item 28 to this Registration Statement on Form N-1A.

Parts A and B of Pre-Effective Amendment No. 2 to the Registration Statement filed on August 7, 2012, pursuant to Section 8(a) of the Securities Act of 1933, as amended, are incorporated herein by reference.

PART C
OTHER INFORMATION

Item 28. Financial Statements and Exhibits.

(a) Articles of Incorporation.

(i)	Registrant's Agreement and Declaration of Trust, which was filed as an exhibit to Registrant's Registration Statement on October 4, 2011, is hereby incorporated by reference.
(ii)	Certificate of Trust, which was filed as an exhibit to Registrant's Registration Statement on October 4, 2011, is hereby incorporated by reference.

(b) By-Laws. Registrant's By-Laws, which was filed as an exhibit to Registrant's Pre-Effective Amendment No. 1, to its Registration Statement on June 21, 2012, is hereby incorporated by reference.

(c) Instruments Defining Rights of Security Holder. None other than in the Declaration of Trust and By-Laws of the Registrant.

(d) Investment Advisory Contracts.

(i)	Management Agreement, which was filed as an exhibit to Registrant's Pre-Effective Amendment No. 2 to its Registration Statement on August 7, 2012, is hereby incorporated by reference.
(ii)	Sub-Advisory Agreement, which was filed as an exhibit to Registrant's Pre-Effective Amendment No. 2 to its Registration Statement on August 7, 2012, is hereby incorporated by reference.
(iii)	Expense Limitation Agreement, which was filed as an exhibit to Registrant's Pre-Effective Amendment No. 1, to its Registration Statement on June 21, 2012, is hereby incorporated by reference.
(iv)
Management Agreement with WMFS Fund Limited, which was filed as an exhibit to Registrant's Pre-Effective Amendment No. 2 to its Registration Statement on August 7, 2012, is hereby incorporated by reference.

(e) Underwriting Contracts.
(i) Underwriting Agreement, which was filed as an exhibit to Registrant's Pre-Effective Amendment No. 1, to its Registration Statement on June 21, 2012, is hereby incorporated by reference.
(ii) Form of Selling Agreement, which was filed as an exhibit to Registrant's Pre-Effective Amendment No. 1, to its Registration Statement on June 21, 2012, is hereby incorporated by reference.

(f) Bonus or Profit Sharing Contracts. None.

(g) Custodial Agreement. Custody Agreement, which was filed as an exhibit to Registrant's Pre-Effective Amendment No. 1, to its Registration Statement on June 21, 2012, is hereby incorporated by reference.

(h) Other Material Contracts.
(i) Administration, Bookkeeping and Pricing Services Agreement, which was filed as an exhibit to Registrant's Pre-Effective Amendment No. 1, to its Registration Statement on June 21, 2012, is hereby incorporated by reference.
(ii) Transfer Agency and Services Agreement, which was filed as an exhibit to Registrant's Pre-Effective Amendment No. 1 to its Registration Statement on June 21, 2012, is hereby incorporated by reference.
(iii) Chief Compliance Officer Services Agreement, which was filed as an exhibit to Registrant's Pre-Effective Amendment No. 1 to its Registration Statement on June 21, 2012, is hereby incorporated by reference.
(iv) Fund Service Agreement with respect to WMFS Fund Limited is filed herewith.

(i) Legal Opinion. Legal Opinion, which was filed as an exhibit to Registrant's Pre-Effective Amendment No. 1 to its Registration Statement on June 21, 2012, is hereby incorporated by reference.

(j) Other Opinions.
(i) Consent of Independent Registered Public Accounting Firm, which was filed as an exhibit to Registrant's Pre-Effective Amendment No. 2 to its Registration Statement on August 7, 2012, is hereby incorporated by reference.
(ii) Consent of Counsel is filed herewith.

(k) Omitted Financial Statements. None.

(l) Initial Capital Agreements. Subscription Agreement between the Trust and the Initial Investor, which was filed as an exhibit to Registrant's Pre-Effective Amendment No. 1 to its Registration Statement on June 21, 2012, is hereby incorporated by reference.

(m) Rule 12b-1 Plans.
(i) Class A Plan of Distribution Pursuant to Rule 12b-1, which was filed as an exhibit to Registrant's Pre-Effective Amendment No. 1 to its Registration Statement on June 21, 2012, is hereby incorporated by reference.
(ii) Class C Plan of Distribution Pursuant to Rule 12b-1, which was filed as an exhibit to Registrant's Pre-Effective Amendment No. 1 to its Registration Statement on June 21, 2012, is hereby incorporated by reference.

(n) Rule 18f-3 Plan. Rule 18f-3 Plan, which was filed as an exhibit to Registrant's Pre-Effective Amendment No. 1 to its Registration Statement on June 21, 2012, is hereby incorporated by reference.

(o) Reserved.

(p) Code of Ethics.

(i) Code of Ethics for Wakefield Alternative Series Trust, which was filed as an exhibit to Registrant's Pre-Effective Amendment No. 1 to its Registration Statement on June 21, 2012, is hereby incorporated by reference.
(ii) Code of Ethics for Wakefield Advisors, LLC, which was filed as an exhibit to Registrant's Pre-Effective Amendment No. 1 to its Registration Statement on June 21, 2012, is hereby incorporated by reference.
(iii) Code of Ethics for Logan Circle Partners, L.P., which was filed as an exhibit to Registrant's Pre-Effective Amendment No. 1 to its Registration Statement on June 21, 2012, is hereby incorporated by reference.
(iv) Code of Ethics for principal underwriter, which was filed as an exhibit to Registrant's Pre-Effective Amendment No. 1 to its Registration Statement on June 21, 2012, is hereby incorporated by reference.

(q) Powers of Attorney. Power of Attorney for the Trust, and a certificate with respect thereto, and each trustee and executive officer, is to be filed by subsequent amendment.

Item 29. Control Persons. The Fund and the Adviser are deemed to be under the common control of Patrick J. Kane and Patrick F. Hart III because each own one-half the interests of the Adviser, which owns all the shares of the Fund as of the date of the Fund's prospectus and SAI.

Item 30. Indemnification.

Reference is made to Article VIII of the Registrant's Agreement and Declaration of Trust.  The Registrant may maintain a standard mutual fund and investment advisory professional and directors and officers liability policy. The policy, if maintained, would provide coverage to the Registrant, its Trustees and officers, and could cover its advisers, among others. Coverage under the policy would include losses by reason of any act, error, omission, misstatement, misleading statement, neglect or breach of duty.  The application of these provisions is limited by the following undertaking set forth in the rules promulgated by the Securities and Exchange Commission:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue. The Registrant may maintain a standard mutual fund and investment advisory professional and directors and officers liability policy. The policy, if maintained, would provide coverage to the Registrant, its Trustees and officers, and could cover its advisers, among others. Coverage under the policy would include losses by reason of any act, error, omission, misstatement, misleading statement, neglect or breach of duty.

Item 31. Activities of Investment Adviser and Sub-Adviser.

Wakefield Advisors LLC, 700 Seventeenth Street, Suite 2400, Denver Colorado  80202 is a registered investment adviser. Additional information about the Adviser and its officers is incorporated by reference to the Statement of Additional Information filed herewith, and the Adviser’s Form ADV, file number 801-76574. The Trust’s Sub-Adviser, Logan Circle Partners, L.P., 25 Deforest Avenue, Suite 205, Summit, NJ 07901, is a registered investment adviser. Additional information about the Sub-Adviser and its officers is incorporated by reference to the Statement of Additional Information filed herewith, and the Adviser’s Form ADV, file number 801-69353.

Item 32. Principal Underwriter.

(a) ALPS Distributors, Inc. acts as the distributor for the Registrant and the following investment companies: ALPS ETF Trust, Ameristock Mutual Fund, Inc., AQR Funds, Arbitrage Funds, BBH Funds Trust, BLDRS Index Funds Trust, Boulder Growth & Income, Boulder Total Return Fund, BPV Funds, Brown Funds, Caldwell & Orkin Funds, Inc., Campbell Multi-Strategy Trust, Cook & Bynum Funds Trust, CornerCap Group of Funds, CRM Mutual Fund Trust, Cullen Funds, Drexel Hamilton Investment Partners LLC, SPDR Dow Jones Industrial Average ETF Trust, EGA Global Shares Trust , Financial Investors Trust, Financial Investors Variable Insurance Trust, Firsthand Funds, Forward Funds, GLG Investment Series Trust, Heartland Group, Inc., Henssler Funds, Inc., Holland Balanced Fund, Index IQ Trust, Index IQ ETF Trust, James

Advantage Funds, Laudus Trust, Laudus Institutional Trust, Milestone Funds, MTB Group of Funds, Oak Associates Funds, Pax World Series Trust I, Pax World Funds trust II, PowerShares QQQ 100 Trust Series 1, SPDR S&P 500 ETF Trust, SPDR S&P MidCap 400 ETF Trust, Select Sector SPDR Trust, Stonebridge Funds, Inc., Stone Harbor Investment Funds, Transparent Value Trust, TDX Independence Funds, Inc., Tilson Funds, Wasatch Funds, WesMark Funds, Westcore Trust, Whitebox Mutual Funds, Williams Capital Liquid Assets Fund, and WisdomTree Trust.

(b) To the best of Registrant’s knowledge, the directors and executive officers of ALPS Distributors, Inc., are as follows:

Name, Principal Business Address *	Position and Offices with Underwriter	Position and Offices with Registrant
Edmund J. Burke	Director	None
Thomas A. Carter	President, Director	None
Jeremy O. May	Executive Vice President, Director	None
Diana M. Adams	Senior Vice President, Controller, Treasure	None
Kevin J. Ireland	Senior Vice President, Director of Institutional Sales	None
Mark R. Kiniry	Senior Vice President, National Sales Director-Investments	None
Bradley J. Swenson	Senior Vice President, Chief Compliance Officer	None
Robert J. Szydlowski	Senior Vice President, Chief Technology Officer	None
Tané T. Tyler	Senior Vice President, Secretary, General Counsel	None
Erin E. Douglas	Vice President, Senior Associate Counsel	None
JoEllen Legg	Vice President, Associate Counsel	None
Paul F. Leone	Vice President, Assistant General Counsel	None
David T. Buhler	Vice President, Associate Counsel	None
Steven Price	Vice President, Deputy Chief Compliance Officer	None
James Stegall	Vice President, Institutional Sales Manager	None

* The principal business address for each of the above directors and executive officers is 1290 Broadway, Suite 1100, Denver, Colorado 80203.

(c) Not applicable.

Item 33. Location of Accounts and Records.

All accounts, books and documents required to be maintained by the Registrant pursuant to Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 through 31a-3 thereunder are maintained at the office of the Registrant, Adviser, Sub-Adviser, Principal Underwriter, Transfer Agent, Fund Accountant, Administrator and Custodian at the addresses stated in the SAI.

Item 34. Management Services. Not applicable.

Item 35. Undertakings.  The Registrant undertakes that its Subsidiary, WMFS Fund Limited, will submit to inspection by the Securities and Exchange Commission, including books and records.  Patrick J. Kane has been selected to serve as agent for service of process in the United States for the Registrant’s Subsidiary, and Mr. Kane has accepted such appointment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on the 16th day of August 2012.

             Wakefield Alternative Series Trust

             By: /s/ Patrick F. Hart III
             Patrick F. Hart III, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Titles	Date
/s/ Patrick F. Hart III	President and Principal Executive Officer	August 16, 2012
/s/ Patrick J. Kane	Trustee, Treasurer, Principal Financial Officer. Director WMFS Fund Limited	August 16, 2012
/s/ Maryellen Lamb	Trustee. Director WMFS Fund Limited	August 16, 2012
/s/ Timothy R. Farley	Trustee. Director WMFS Fund Limited	August 16, 2012

Exhibit Index

1	Fund Service Agreement	EX-99.28.h.iv
2	Consent of Thompson Hine LLP	EX-99.28.j.ii